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                             November 19, 2021

       Roy Kuan
       Chief Executive Officer
       Generation Asia I Acquisition Ltd
       Boundary Hall
       Cricket Square
       Grand Cayman, KY1-1102
       Cayman Islands

                                                        Re: Generation Asia I
Acquisition Ltd
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 8,
2021
                                                            File No. 333-260431

       Dear Mr. Kuan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1, Filed November 8, 2021

       Cover Page

   1. We note your response to our prior comment number 4. Please revise the cover page to provide a description
of how cash is transferred through your organization and disclosure regarding the potential
to distribute earnings or settle amounts owed under VIE
                                                        agreements if you
conduct your operations with a VIE.
 Roy Kuan
FirstName
GenerationLastNameRoy   KuanLtd
          Asia I Acquisition
Comapany 19,
November  NameGeneration
              2021         Asia I Acquisition Ltd
November
Page 2    19, 2021 Page 2
FirstName LastName
Prospectus Summary, page 1

2. We note your response to our prior comment number 3. Please revise to specifically state that government oversight or control could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, for each summary risk
         factor subheading, including the subheading    Risks Related to
Acquiring and Operating
         Business in China,    please revise to provide a cross reference to
the applicable subheading
         in the Risk Factors.
       You may contact Christine Torney at 202-551-3652 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Jin Park, Esq.